# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rapid Micro Biosystems, Inc., CIK 0001380106
CUSIP: 75340L104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001687968

## Reporting persons
- Bain Capital Life Sciences Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,651,369; sole dispositive power 0; shared dispositive power 7,651,369; aggregate amount beneficially owned 7,651,369 (16.76% of the class)
- BCIP Life Sciences Associates, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 783,191; sole dispositive power 0; shared dispositive power 783,191; aggregate amount beneficially owned 783,191 (1.72% of the class)

## Item 1. Issuer
Name of issuer: Rapid Micro Biosystems, Inc.
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, Massachusetts 02421

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund I"), and BCIP Life Sciences Associates, LP, a Delaware limited partnership ("BCIPLS" and, together with BCLS Fund I, the "Reporting Persons").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership ("BCLSP"), which is the general partner of BCLS Fund I.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston" and, together with the Reporting Persons, BCLSI and BCLSP, the "Bain Capital Life Sciences Entities"), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 14, 2026, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: See Item 2(a) hereof.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2026, (i) BCLS Fund I held 7,651,369 shares of Class A Common Stock, representing approximately 16.8% of the outstanding shares of Class A Common Stock, (ii) BCIPLS held 783,191 shares of Class A Common Stock, representing approximately 1.7% of the outstanding shares of Class A Common Stock, and (iii) BCLS Investco, LP, whose ultimate general partner is BCLSI, held a Pre-Funded Warrant to purchase up to 1,463,000 shares of Class A Common Stock, a Series A Warrant to purchase up to 1,463,000 shares of Class A Common Stock (or pre-funded warrants in lieu thereof), and a Series B Warrant to purchase up to 1,463,000 shares of Class A Common Stock (or pre-funded warrants in lieu thereof).

BCLS Investco, LP is prohibited from exercising the Pre-Funded Warrant, Series A Warrant, or Series B Warrant if, as a result of such exercise, BCLS Investco, LP, together with its affiliates (including the Reporting Persons), would collectively beneficially own more than 9.99% of the total number of shares of Class A Common Stock then issued and outstanding immediately after giving effect to the exercise. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described herein, BCLS Investco, LP is not deeemed to beneficially own any shares of Class A Common Stock.

The calculation of beneficial ownership is based on 45,660,027 shares of Class A Common Stock outstanding as of July 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on August 7, 2026.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bain Capital Life Sciences Fund, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/14/2026)
- BCIP Life Sciences Associates, LP: /s/ Andrew Hack, Andrew Hack, Authorized Signatory of Boylston Coinvestors, LLC (08/14/2026)